

January 16, 2025


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Common stock, par value $0.00001 per share of QXO, INC., under the Exchange Act of
1934.


Sincerely,

*Craig A. Marts*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**